Dreyfus Premier
New Jersey Municipal
Bond Fund, Inc.

SEMIANNUAL REPORT June 30, 2004



YOU, YOUR ADVISOR AND

Dreyfus
A MELLON FINANCIAL COMPANY℠

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Not FDIC-Insured • Not Bank-Guaranteed • May Lose Value

Contents

Dreyfus Premier
New Jersey Municipal
Bond Fund, Inc.

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier New Jersey Municipal Bond Fund, Inc. covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, W. Michael Petty.

The U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, causing heightened volatility in the tax-exempt bond market. When it became clearer in the spring that an unexpectedly strong job market and higher energy prices reflected renewed inflationary pressures, many fixed-income investors began to anticipate higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus Premier New Jersey Municipal Bond Fund, Inc. perform relative to its benchmark?

For the six-month period ended June 30, 2004, the fund achieved a total return of –1.36% for Class A shares, –1.54% for Class B shares and –1.73% for Class C shares.[1] In comparison, the Lehman Brothers Municipal Bond Index (the "Index"), the fund's benchmark, achieved a total return of –0.68% for the reporting period.[2] In addition, the fund is reported in the Lipper New Jersey Municipal Debt Funds category. Over the reporting period, the average total return for all funds reported in the Lipper category was –1.19%.[3]

Investors' concerns regarding potentially higher interest rates caused heightened market volatility during the reporting period, and municipal bond prices generally fell. The fund produced lower returns than its benchmark and Lipper category average, primarily because of its relatively long average duration — a measure of sensitivity to changing interest rates — during April and May, when volatility was particularly severe.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal and New Jersey income taxes as is consistent with the preservation of capital.

To pursue this goal, the fund normally invests at least 80% of its assets in municipal bonds that provide income exempt from federal and New Jersey personal income taxes. The fund invests at least 80% of its assets in investment-grade municipal bonds or the unrated equivalent as determined by Dreyfus. The fund may invest up to 20% of its net assets in municipal bonds rated below investment grade ("high-yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. The dollar-weighted average maturity of the fund's portfolio normally exceeds 10 years.

The portfolio manager may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, the portfolio manager may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. The portfolio manager focuses on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. The portfolio manager also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

During the first quarter of 2004, municipal bond prices gradually rose as U.S. labor markets remained weak and inflation stayed low. At the start of the second quarter, however, reports of stronger job growth and rising energy prices rekindled investors' inflation-related concerns, causing municipal bond prices to fall sharply.

On a more positive note, we have already begun to see signs of higher tax revenues in New Jersey now that a stronger economy has benefited the state's diverse economic base. Although challenges remain for New Jersey, the state has taken steps to address its fiscal condition, including increasing cigarette taxes and state income tax rates for high-income residents.

In this environment, we attempted to reduce the fund's average duration to a range that is more in line with that of its benchmark. However, the limited supply of New Jersey securities made the process a gradual one. Because the fund's average duration remained in a range we considered to be longer than average when bond prices fell during the spring of 2004, the fund's returns lagged the Lipper category average for the reporting period as a whole.

When purchasing new securities, we focused on premium priced bonds that are priced to reflect their likely redemption on their first available "call" dates. Historically, securities with these characteristics

4

have held more of their value during market declines. We tended to emphasize securities with maturities in the 20- to 25-year range, and we generally avoided adding to positions in the 10-year range, where volatility was especially pronounced. We have focused on high-quality securities, including insured general obligation bonds[4] and debt backed by the revenues of essential-services facilities.

What is the fund's current strategy?

As was widely expected, the Federal Reserve Board (the "Fed") raised short-term interest rates by 25 basis points on June 30 in what many investors believe is the first in a series of moves toward a less accommodative monetary policy. Now that a new tightening cycle apparently has begun, we have continued to maintain a relatively conservative strategy — including a neutral average duration and a focus on high-quality, premium bonds. However, we also are aware that bond prices as of the reporting period's end may reflect a more aggressive tightening of monetary policy than the Fed intends or economic conditions warrant, and we have continued to look for high-quality securities that we believe represent attractive values. In our view, these are prudent strategies in a changing market environment.

July 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid and does not take into consideration the maximum initial sales charge in the case of Class A shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New Jersey residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Performance figures provided reflect the absorption of fund expenses by The Dreyfus Corporation pursuant to an agreement in which shareholders are given at least 90 days' notice, at which time it may be extended, terminated or modified. Had these expenses not been absorbed, the fund's returns would have been lower.*
[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers Municipal Bond Index is a widely accepted, unmanaged total return performance benchmark for the long-term, investment-grade, tax-exempt bond market. Index returns do not reflect fees and expenses associated with operating a mutual fund.*
[3] *Source: Lipper Inc.*
[4] *Insurance on individual bonds extends to the repayment of principal and the payment of interest in the event of default. It does not extend to the market value of the portfolio securities or the value of the fund's shares.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Long-Term Municipal Investments—93.5%	Principal Amount ($)	Value ($)
New Jersey—86.9%		
Atlantic County Utilities Authority, Solid Waste System Revenue:		
7%, 3/1/2008	4,450,000	4,331,007
7.125%, 3/1/2016	13,250,000	12,979,700
Bayshore Regional Sewer Authority, Sewer Revenue 5.50%, 4/1/2012 (Insured; MBIA) (Prerefunded 4/1/2006)	2,000,000 [a]	2,154,000
Bordentown Sewer Authority, Revenue 5.375%, 12/1/2020 (Insured; FGIC)	3,880,000	4,086,106
Burlington County Bridge Commission, Lease Revenue County Guaranteed (Government Leasing Project) 5.25%, 8/15/2021	1,000,000	1,039,130
Carteret Board of Education, COP 6%, 1/15/2024 (Insured, MBIA)	440,000	484,823
City of Camden Zero Coupon, 2/15/2012 (Insured; FSA)	4,385,000	3,191,578
Delaware River and Bay Authority, Revenue:		
5%, 1/1/2027 (Insured; MBIA)	3,220,000	3,234,393
5.75%, 1/1/2029 (Insured; AMBAC)	5,000,000	5,304,650
East Orange:		
Zero Coupon, 8/1/2010 (Insured; FSA)	4,240,000	3,360,794
Zero Coupon, 8/1/2011 (Insured; FSA)	2,500,000	1,877,375
East Orange Board of Education, COP, LR:		
Zero Coupon, 2/1/2021 (Insured; FSA)	1,060,000	456,447
Zero Coupon, 2/1/2026 (Insured; FSA)	1,245,000	391,254
Zero Coupon, 2/1/2028 (Insured; FSA)	2,845,000	797,084
Essex County Improvement Authority, Revenue:		
Lease (County Correctional Facility Project) 6%, 10/1/2025 (Insured; FGIC)	10,000,000	10,991,600
Project Consolidation 5.25%, 12/15/2014 (Insured; FSA)	11,000,000	12,014,860
Gloucester Township Municipal Utilities Authority, Sewer Revenue 5.65%, 3/1/2018 (Insured; AMBAC)	2,530,000	2,836,864
Hudson County, COP (Correctional Facilities) 5%, 12/1/2021 (Insured; MBIA)	8,460,000	8,708,386
Jersey City:		
Zero Coupon, 5/15/2010 (Insured; FSA)	4,745,000	3,797,186
6%, 10/1/2008 (Insured; AMBAC)	2,490,000	2,783,397
Mercer County Improvement Authority, Revenue (County Courthouse Project) 5.75%, 11/1/2017	500,000	542,855

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
Middlesex County Improvement Authority, Revenue:		
Utility System (Perth Amboy Project):		
Zero Coupon, 9/1/2020 (Insured; AMBAC)	5,000,000	2,234,050
Zero Coupon, 9/1/2022 (Insured; AMBAC)	5,000,000	1,979,600
Lease (Perth Amboy Municipal Complex Project):		
5.375%, 3/15/2020 (Insured; FGIC)	1,645,000	1,754,360
5.375%, 3/15/2021 (Insured; FGIC)	1,730,000	1,834,751
New Brunswick Parking Authority, Guaranteed Parking		
Revenue 5%, 9/1/2024 (Insured; MBIA)	1,220,000	1,230,907
State of New Jersey:		
6%, 7/15/2010 (Insured; MBIA)	7,400,000	8,429,710
6%, 5/1/2016 (Prerefunded 5/1/2010)	3,695,000 [a]	4,206,831
New Jersey Building Authority,		
State Building Revenue:		
5.25%, 12/15/2020 (Insured; FSA)	2,000,000	2,209,440
5%, 12/15/2021 (Insured; FSA)	1,000,000	1,086,770
New Jersey Economic Development Authority, Revenue:		
(Department of Human Services):		
6.10%, 7/1/2017	4,255,000	4,654,757
6.25%, 7/1/2024	1,340,000	1,464,499
District Heating and Cooling		
(Trigen-Trenton District Energy Co. L.P. Project):		
6.10%, 12/1/2004	715,000	716,015
6.20%, 12/1/2007	2,725,000	2,728,379
Economic Development		
(Masonic Charity Foundation of New Jersey):		
5.875%, 6/1/2018	2,750,000	3,000,112
5.50%, 6/1/2021	1,920,000	2,017,210
6%, 6/1/2025	1,000,000	1,079,690
5.25%, 6/1/2032	600,000	603,792
First Mortgage (The Evergreens):		
6%, 10/1/2017	650,000	659,646
6%, 10/1/2022	700,000	700,518
Health, Hospital and Nursing Home		
(Hillcrest Health Service):		
Zero Coupon, 1/1/2012 (Insured; AMBAC)	1,000,000	732,360
Zero Coupon, 1/1/2013 (Insured; AMBAC)	1,000,000	692,130
Zero Coupon, 1/1/2015 (Insured; AMBAC)	3,250,000	2,002,357
Zero Coupon, 1/1/2017 (Insured; AMBAC)	5,000,000	2,744,700
Zero Coupon, 1/1/2018 (Insured; AMBAC)	2,500,000	1,294,350
Zero Coupon, 1/1/2020 (Insured; AMBAC)	6,500,000	2,988,765
Zero Coupon, 1/1/2022 (Insured; AMBAC)	6,000,000	2,445,120

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Economic Development Authority,		
Revenue (continued):		
Local or Guaranteed Housing,		
First Mortgage (Fellowship Village):		
5.50%, 1/1/2018	2,950,000	2,929,202
5.50%, 1/1/2025	3,000,000	2,812,650
(Morris Hall/Saint Lawrence Inc. Project)		
5.50%, 4/1/2027 (LOC; Wachovia Bank, N.A.)	3,000,000	3,228,300
(School Facilities Construction)		
9.21%, 6/15/2018 (Insured; AMBAC)	5,000,000 [b,c]	5,602,200
State Lease (State Office Buildings Project):		
6%, 6/15/2014 (Insured; AMBAC)	2,425,000	2,737,049
6.125%, 6/15/2018 (Insured; AMBAC)	7,535,000	8,484,636
Waste Paper Recycling (Marcal Paper Mills Inc. Project):		
6.25%, 2/1/2009	6,605,000	6,611,077
8.50%, 2/1/2010	4,085,000	3,798,029
New Jersey Educational Facilities Authority, Revenue:		
(Farleigh Dickinson University):		
5%, 7/2015	2,500,000	2,453,375
6%, 7/1/2020	2,535,000	2,638,453
(Higher Education Capital Improvement Fund)		
5%, 9/1/2021 (Insured; FSA)	5,270,000	5,411,341
(Public Library Project)		
5%, 9/1/2022 (Insured; AMBAC)	5,500,000	5,597,460
(Rowan University):		
5.25%, 7/1/2015 (Insured; FGIC)	2,130,000	2,307,024
5.75%, 7/1/2030 (Insured; FGIC)	15,405,000	16,394,001
(Stevens Institute of Technology)	2,500,000	2,475,725
5.375%, 7/1/2034		
(William Patterson University):		
5.125%, 7/1/2021 (Insured; FGIC)	2,430,000	2,520,518
5%, 7/1/2028 (Insured; FGIC)	2,000,000	2,003,440
New Jersey Environmental Infrastructure Trust		
5.25%, 9/1/2018	4,070,000	4,300,688
New Jersey Health Care Facilities Financing Authority,		
Health, Hospital and Nursing Home Revenue:		
(Atlantic City Medical Center):		
6%, 7/1/2012	3,000,000	3,313,410
6.25%, 7/1/2017	5,000,000	5,471,850
(Capital Health System Obligated Group):		
5.75%, 7/1/2023	3,000,000	3,055,890
5%, 7/1/2026	600,000	555,138

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Health Care Facilities Financing Authority, Health, Hospital and Nursing Home Revenue (continued):		
(General Hospital Center at Passaic)		
6.75%, 7/1/2019 (Insured; FSA)	550,000	670,268
(Raritan Bay Medical Center) 7.25%, 7/1/2014	3,610,000	3,749,887
(Saint Barnabas Health)		
Zero Coupon, 7/1/2023 (Insured; MBIA)	5,500,000	2,063,930
(Saint Elizabeth Hospital Obligated Group):		
6%, 7/1/2014	2,500,000	2,548,000
6%, 7/1/2020	3,120,000	3,131,326
New Jersey Higher Education Assistance Authority, Student Loan Revenue 6.125%, 6/1/2017 (Insured; MBIA)	475,000	490,874
New Jersey Highway Authority, Revenue (Garden State Parkway) 6%, 1/1/2019	6,645,000	7,662,150
New Jersey Housing and Mortgage Finance Agency, Revenue:		
Home Buyer		
5.75%, 4/1/2018 (Insured; MBIA)	1,650,000	1,715,983
Multi-Family Housing:		
5.70%, 5/1/2020 (Insured; FSA)	2,640,000	2,764,265
5.75%, 5/1/2025 (Insured; FSA)	895,000	928,858
5.65%, 5/1/2040		
(Insured; AMBAC, Guaranteed; FHA)	5,250,000	5,310,953
New Jersey Transit Corp., Lease Purchase Agreement, COP:		
Federal Transit Administration Grants		
5.75%, 9/15/2014 (Insured; AMBAC)	5,000,000	5,645,800
(Raymond Plaza East Inc.)		
6.50%, 10/1/2016 (Insured; FSA)	3,945,000	4,397,215
New Jersey Transportation Trust Fund Authority (Transportation System):		
7%, 6/15/2012 (Insured; MBIA)	3,745,000	4,555,568
7%, 6/15/2012		
(Insured; MBIA) (Prerefunded 6/15/2012)	2,255,000 [a]	2,746,342
7.818%, 6/15/2014	12,750,000 [b,c]	15,037,605
5%, 6/15/2016 (Insured; FSA)	10,610,000	11,501,346
10.523%, 12/15/2018	4,500,000 [b,c]	5,899,770
10.523%, 12/15/2019	4,000,000 [b,c]	5,244,240
New Jersey Turnpike Authority, Turnpike Revenue:		
6.50%, 1/1/2016	60,000	70,430
6.50%, 1/1/2016 (Insured; FSA)	1,000,000	1,187,870
6.50%, 1/1/2016 (Insured; MBIA)	4,730,000	5,618,625

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
New Jersey (continued)		
New Jersey Turnpike Authority, Turnpike Revenue (continued):		
6.50%, 1/1/2016 (Insured; MBIA)		
(Prerefunded 1/1/2016)	17,935,000 [a]	21,178,007
6.50%, 1/1/2016 (Prerefunded 1/1/2016)	160,000 [a]	188,931
North Hudson Sewer Authority, Sewer Revenue		
5.25%, 8/1/2019 (Insured; FGIC)	1,000,000	1,055,530
North Jersey District Water Supply Commission, Sewer Revenue (Wanaque South Project)		
6%, 7/1/2019 (Insured; MBIA)	2,000,000	2,295,160
Ocean County Pollution Control Financing Authority, PCR (Ciba Geigy Corp. Project) 6%, 5/1/2020	10,000,000	10,131,600
Port Authority of New York and New Jersey:		
Port, Airport, and Marina Improvements Revenue:		
(Consolidated Bond 119th Series)		
5.50%, 9/15/2016 (Insured; FGIC)	4,650,000	4,917,840
(Consolidated Bond 121st Series)		
5.375%, 10/15/2035 (Insured; MBIA)	14,950,000	15,217,904
(Consolidated Bond 124th Series)		
5%, 8/1/2019	1,000,000	1,003,860
Special Obligation Revenue (JFK International Air Terminal)		
6.25%, 12/1/2015 (Insured; MBIA)	5,000,000	5,596,350
Rahway, COP 5.625%, 2/15/2020 (Insured; MBIA)	600,000	645,624
Rahway Redevelopment Agency, Public Library Revenue		
5%, 10/15/2022 (Insured; FGIC)	3,580,000	3,656,326
South Jersey Transportation Authority, Transportation System Revenue 5%, 11/1/2033	2,500,000	2,494,100
Tobacco Settlement Financing Corp. 7%, 6/1/2041	5,485,000	5,057,005
Union County Improvement Authority, Revenue (Correctional Facility Project) 5%, 6/15/2022	3,155,000	3,220,309
Union County Utilities Authority, Solid Waste Revenue (Ogden Martin)		
5.375%, 6/1/2020 (Insured; AMBAC)	4,990,000	5,103,872
University of Medicine and Dentistry		
5.50%, 12/1/2027 (Insured; AMBAC)	15,425,000	16,238,052
West Deptford Township		
5.50%, 9/1/2019 (Insured; FGIC)	1,800,000	2,006,784
West Orange Board of Education, COP		
6%, 10/1/2024 (Insured; MBIA)	500,000	550,830
Western Monmouth Utilities Authority, Sewer Revenue		
5.60%, 2/1/2014 (Insured; AMBAC)	2,190,000	2,282,615

Long-Term Municipal Investments (continued)	Principal Amount ($)	Value ($)
U.S. Related—6.6%		
Children's Trust Fund of Puerto Rico, Tobacco Settlement Revenue 5.75%, 7/1/2012 (Prerefunded 7/1/2010)	3,000,000 [a]	3,375,570
Commonwealth of Puerto Rico 5.65%, 7/1/2015 (Insured; MBIA)	2,000,000	2,261,900
Puerto Rico Highway and Transportation Authority, Transportation Revenue 5.75%, 7/1/2041	17,000,000	17,889,610
Puerto Rico Housing Bank and Finance Agency, SFMR (Affordable Housing Mortgage) 6.25%, 4/1/2029 (Guaranteed; FNMA, GNMA)	270,000	277,382
University of Puerto Rico, University Revenues 5.375%, 6/1/2030 (Insured; MBIA)	3,450,000	3,530,902
Virgin Islands Public Finance Authority, Revenues, Gross Receipts Taxes Loan Note:		
6.375%, 10/1/2019	2,000,000	2,219,680
6.50%, 10/1/2024	3,000,000	3,344,580
Total Long-Term Municipal Investments (cost $442,566,110)		**464,237,392**
Short-Term Municipal Investments—5.8%		
New Jersey Economic Development Authority, Revenue, VRDN:		
(Bayonne/IMTT Project)		
1.06% (LOC; Suntrust Bank)	1,200,000 [d]	1,200,000
Economic Development (Foreign Trade Zone Project)		
1.10% (LOC; JPMorgan Chase Bank)	11,275,000 [d]	11,275,000
Water Facilities (United Water of New Jersey):		
1.06% (Insured; AMBAC)	2,290,000 [d]	2,290,000
1.08% (Insured; AMBAC)	1,400,000 [d]	1,400,000
New Jersey Educational Facilities Authority, Revenue, VRDN (Princeton University) 1%	1,000,000 [d]	1,000,000
Port Authority of New York and New Jersey, Special Obligation Revenue, VRDN (Versatile Structure Obligation) 1.06% (SBPA; JPMorgan Chase Bank)	11,400,000 [d]	11,400,000
Total Short-Term Municipal Investments (cost $28,565,000)		**28,565,000**
Total Investments (cost $471,131,110)	**99.3%**	**492,802,392**
Cash and Receivables (Net)	**.7%**	**3,568,901**
Net Assets	**100.0%**	**496,371,293**

Summary of Abbreviations

AMBAC	American Municipal Bond Assurance Corporation	**LOC**	Letter of Credit
COP	Certificate of Participation	**LR**	Lease Revenue
FGIC	Financial Guaranty Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
FHA	Federal Housing Administration	**PCR**	Pollution Control Revenue
FNMA	Federal National Mortgage Association	**SBPA**	Standby Bond Purchase Agreement
FSA	Financial Security Assurance	**SFMR**	Single Family Mortgage Revenue
GNMA	Government National Mortgage Association	**VRDN**	Variable Rate Demand Notes

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)
AAA		Aaa		AAA	66.3
AA		Aa		AA	2.7
A		A		A	10.7
BBB		Baa		BBB	7.4
B		B		B	.9
F1		Mig1/P1		SP1/A1	5.8
Not Rated [e]		Not Rated [e]		Not Rated [e]	6.2
					100.0

[a] *Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Inverse floater security—the interest rate is subject to change periodically.*

[c] *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2004, these securities amounted to $31,783,815 or 6.4% of net assets.*

[d] *Securities payable on demand. Variable interest rate—subject to periodic change.*

[e] *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	471,131,110	492,802,392
Cash		4,038,369
Interest receivable		6,555,249
Receivable for investment securities sold		3,013,417
Receivable for shares of Common Stock subscribed		2,448
Prepaid expenses		22,337
		506,434,212
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 3(c)		298,131
Payable for investment securities purchased		9,501,944
Payable for shares of Common Stock redeemed		164,336
Accrued expenses		98,508
		10,062,919
Net Assets ($)		**496,371,293**
Composition of Net Assets ($):		
Paid-in capital		477,176,344
Accumulated undistributed investment income–net		139,614
Accumulated net realized gain (loss) on investments		(2,615,947)
Accumulated net unrealized appreciation (depreciation) on investments		21,671,282
Net Assets ($)		**496,371,293**

Net Asset Value Per Share

	Class A	Class B	Class C
Net Assets ($)	493,608,122	1,298,123	1,465,048
Shares Outstanding	38,342,302	100,942	113,925
Net Asset Value Per Share ($)	**12.87**	**12.86**	**12.86**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):	
Interest Income	**13,025,029**
Expenses:	
Management fee–Note 3(a)	1,556,080
Shareholder servicing costs–Note 3(c)	768,207
Directors' fees and expenses–Note 3(d)	48,822
Professional fees	28,474
Custodian fees	27,822
Registration fees	20,201
Prospectus and shareholders' reports	11,261
Distribution fees–Note 3(b)	8,463
Loan commitment fees–Note 2	1,464
Miscellaneous	17,122
Total Expenses	**2,487,916**
Less–reduction in management fee due to undertaking–Note 3(a)	(273,542)
Net Expenses	**2,214,374**
Investment Income–Net	**10,810,655**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	1,635,692
Net unrealized appreciation (depreciation) on investments	(19,078,570)
Net Realized and Unrealized Gain (Loss) on Investments	**(17,442,878)**
Net(Decrease) in Net Assets Resulting from Operations	**(6,632,223)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003[a]
Operations ($):		
Investment income–net	10,810,655	23,397,300
Net realized gain (loss) on investments	1,635,692	(2,074,983)
Net unrealized appreciation (depreciation) on investments	(19,078,570)	4,754,181
Net Increase (Decrease) in Net Assets Resulting from Operations	**(6,632,223)**	**26,076,498**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(10,724,138)	(23,230,971)
Class B shares	(23,086)	(20,171)
Class C shares	(24,053)	(17,979)
Total Dividends	**(10,771,277)**	**(23,269,121)**
Capital Stock Transactions ($):		
Net proceeds from shares sold:		
Class A shares	15,251,668	42,272,160
Class B shares	384,152	1,198,726
Class C shares	419,655	1,256,041
Dividends reinvested:		
Class A shares	7,700,901	16,743,558
Class B shares	10,490	9,344
Class C shares	12,190	10,163
Cost of shares redeemed:		
Class A shares	(48,116,385)	(84,566,437)
Class B shares	(86,342)	(174,185)
Class C shares	(101,346)	(70,750)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(24,525,017)**	**(23,321,380)**
Total Increase (Decrease) in Net Assets	**(41,928,517)**	**(20,514,003)**
Net Assets ($):		
Beginning of Period	538,299,810	558,813,813
End of Period	**496,371,293**	**538,299,810**
Undistributed investment income–net	139,614	–

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003[a]
Capital Share Transactions:		
Class A		
Shares sold	1,157,064	3,200,370
Shares issued for dividends reinvested	585,447	1,266,277
Shares redeemed	(3,653,182)	(6,398,736)
Net Increase (Decrease) in Shares Outstanding	**(1,910,671)**	**(1,932,089)**
Class B		
Shares sold	28,560	90,669
Shares issued for dividends reinvested	800	708
Shares redeemed	(6,472)	(13,323)
Net Increase (Decrease) in Shares Outstanding	**22,888**	**78,054**
Class C		
Shares sold	31,592	93,995
Shares issued for dividends reinvested	931	774
Shares redeemed	(7,896)	(5,471)
Net Increase (Decrease) in Shares Outstanding	**24,627**	**89,298**

[a]   *The fund changed to a three class fund on January 7, 2003. The existing shares were redesignated Class A shares and the fund commenced offering Class B and Class C shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

| Class A Shares | Six Months Ended June 30, 2004 (Unaudited) | Year Ended December 31, | | | | |
		2003[a]	2002	2001[b]	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	13.32	13.25	12.76	12.86	12.15	13.37
Investment Operations:						
Investment income−net	.27[c]	.57[c]	.62[c]	.63[c]	.63	.64
Net realized and unrealized gain (loss) on investments	(.45)	.06	.49	(.10)	.71	(1.18)
Total from Investment Operations	(.18)	.63	1.11	.53	1.34	(.54)
Distributions:						
Dividends from investment income−net	(.27)	(.56)	(.62)	(.63)	(.63)	(.64)
Dividends from net realized gain on investments	−	−	(.00)[d]	(.00)[d]	−	(.04)
Total Distributions	(.27)	(.56)	(.62)	(.63)	(.63)	(.68)
Net asset value, end of period	12.87	13.32	13.25	12.76	12.86	12.15
Total Return (%)	(1.36)[e,f]	4.90[f]	8.88	4.19	11.29	(4.24)
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.85[g]	.86	.85	.86	.85	.89
Ratio of net investment income to average net assets	4.17[g]	4.29	4.77	4.87	5.13	4.94
Decrease reflected in above expense ratios due to undertakings by The Dreyfus Corporation	.11[g]	.09	.09	.08	.10	.05
Portfolio Turnover Rate	8.04[e]	24.45	33.10	28.39	27.91	37.02
Net Assets, end of period ($ x 1,000)	493,608	536,073	558,814	545,112	524,284	526,379

[a] The fund commenced offering three classes of shares on January 7, 2003. The existing shares were redesignated Class A shares.

[b] As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on a scientific basis for debt securities on a daily basis. The effect of this change for the period ended December 31, 2001 was to increase net investment income per share and decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and increase the ratio of net investment income to average net assets from 4.86% to 4.87%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[c] Based on average shares outstanding at each month end.

[d] Amount represents less than $.01 per share.

[e] Not annualized.   [f] Exclusive of sales charge.   [g] Annualized.

See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.30	13.13
Investment Operations:		
Investment income–net [b]	.24	.48
Net realized and unrealized		
gain (loss) on investments	(.44)	.17
Total from Investment Operations	(.20)	.65
Distributions:		
Dividends from investment income–net	(.24)	(.48)
Net asset value, end of period	12.86	13.30
Total Return (%)[c,d]	(1.54)	5.07
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets [e]	1.35	1.35
Ratio of net investment income		
to average net assets [e]	3.65	3.63
Decrease reflected in above expense ratios		
due to undertaking by The Dreyfus Corporation [e]	.14	.14
Portfolio Turnover Rate	8.04[d]	24.45
Net Assets, end of period ($ x 1,000)	1,298	1,038

[a]   *From January 7, 2003 (commencement of initial offering) to December 31, 2003.*
[b]   *Based on average shares outstanding at each month end.*
[c]   *Exclusive of sales charge.*
[d]   *Not annualized.*
[e]   *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003[a]
Per Share Data ($):		
Net asset value, beginning of period	13.31	13.13
Investment Operations:		
Investment income—net[b]	.23	.44
Net realized and unrealized gain (loss) on investments	(.46)	.19
Total from Investment Operations	(.23)	.63
Distributions:		
Dividends from investment income—net	(.22)	(.45)
Net asset value, end of period	12.86	13.31
Total Return (%)[c,d]	(1.73)	4.88
Ratios/Supplemental Data (%):		
Ratio of expenses to average net assets[e]	1.60	1.59
Ratio of net investment income to average net assets[e]	3.43	3.34
Decrease reflected in above expense ratios due to undertaking by The Dreyfus Corporation[e]	.12	.13
Portfolio Turnover Rate	8.04[d]	24.45
Net Assets, end of period ($ x 1,000)	1,465	1,188

[a] From January 7, 2003 (commencement of initial offering) to December 31, 2003.
[b] Based on average shares outstanding at each month end.
[c] Exclusive of sales charge.
[d] Not annualized.
[e] Annualized.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier New Jersey Municipal Bond Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey personal income taxes, as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue 500 million shares of $.001 par value Common Stock. The fund currently offers three classes of shares: Class A (200 million shares authorized), Class B (150 million shares authorized) and Class C (150 million shares authorized). Class A shares are subject to a sales charge imposed at the time of purchase. Class B shares are subject to a contingent deferred sales charge ("CDSC") imposed on Class B share redemptions made within six years of purchase and automatically convert to Class A shares after six years. Class C shares are subject to a CDSC imposed on Class C shares redeemed within one year of purchase. Other differences between the classes include the services offered to and the expenses borne by each class and certain voting rights. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the fund's Board of Directors. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for amortization of discount and premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date. Under the terms of the custody agreement, the fund received net earnings credits of $5,287 during the period ended June 30, 2004 based on available cash balances left on deposit. Income earned under this arrangement is included in interest income.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends from investment income-net on each business day. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $4,940,723 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $92,395 of the carryover expires in fiscal 2007, $2,811,124 expires in fiscal 2008 and $2,037,204 expires in fiscal 2011. Based on certain provisions in the Internal Revenue Code, various limitations regarding the future utilization of these carryforwards, brought forward as a result of the fund's merger with Dreyfus Premier State Municipal Bond Fund, New Jersey Series may apply.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2003 was as follows: tax exempt income $23,269,121. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2004, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a Management Agreement ("Agreement") with the Manager, the management fee is computed at the annual rate of .60 of 1% of the value of the fund's average daily net assets and is payable monthly. The Manager has undertaken until such time as they give shareholders at least 90 days' notice to the contrary, if the aggregate expenses of the fund, exclusive of taxes, brokerage commissions, interest expense, commitment fees, extraordinary expenses, shareholder services fees and Rule 12b-1 distribution plan fees, but including the management fee, exceed .60 of 1% of the value of the fund's average daily net assets, the fund may deduct from the payments to be made to the Manager under the Agreement, or the Manager will bear such excess expense. The reduction in management fee, pursuant to the undertaking, amounted to $273,542 during the period ended June 30, 2004.

During the period ended June 30, 2004, the Distributor retained $550 from commissions earned on sales of the fund's Class A shares and $1,445 and $33 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under the Distribution Plan (the "Plan") adopted pursuant to Rule 12b-1 under the Act, Class B and Class C shares pay the Distributor for distributing their shares at an annual rate of .50 of 1% of the value of the average daily net assets of Class B shares and .75 of 1% of the value of the average daily net assets of Class C shares. During the period ended June 30, 2004, Class B and Class C shares were charged $3,173 and $5,290, respectively, pursuant to the Plan.

(c) Under the Shareholder Services Plan, Class A, Class B and Class C shares pay the Distributor at an annual rate of .25 of 1% of the value of the average daily net assets for the provision of certain services. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. The Distributor may make payments to Service Agents (a securities dealer, financial institution or other industry professional) in respect of these services. The Distributor determines the amounts to be paid to Service Agents. During the period ended June 30, 2004, Class A, Class B and Class C shares were charged $645,017, $1,587 and $1,763 respectively, pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended June 30, 2004, the fund was charged $64,419 pursuant to the transfer agency agreement.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $243,729, Rule 12b-1 distribution plan fees $1,469 and shareholder services plan fees $101,553, which are offset against an expense reimbursement currently in effect in the amount of $48,620.

(d) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2004, amounted to $39,655,778 and $58,417,784, respectively.

At June 30, 2004, accumulated net unrealized appreciation on investments was $21,671,282, consisting of $24,293,255 gross unrealized appreciation and $2,621,973 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

To obtain information:

By telephone
Call your financial
representative or
1-800-554-4611

By mail Write to:
The Dreyfus Premier
Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

**Dreyfus Premier
New Jersey
Municipal Bond Fund, Inc.**
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

**Transfer Agent &
Dividend Disbursing Agent**

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

© 2004 Dreyfus Service Corporation   0750SA0604